

January 5, 2011

*Via U.S. Mail*

Adam B. Frankel, Esq.
Senior Managing Director and General Counsel
Evercore Partners Inc.
55 East 52nd Street
New York, NY 10055

> **Re:** **Evercore Partners Inc.**
> **Registration Statement on Form S-3**
> **Filed on: December 30, 2010**
> **File No.: 333-171487**

Dear Mr. Frankel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 10

1. Please identify by name the natural person or persons who exercise voting or investment control, or both, with respect to the shares held by MTS Holding Corp. Please refer to Question 140.02 of the Division's Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

2. We note that MTS Holding Corp is a selling stockholder. Please tell us whether MTS Holding Corp is a broker-dealer or an affiliate of a broker-dealer. If MTS Holding Corp is a broker-dealer, please revise the prospectus to state that MTS Holding Corp is an underwriter. If MTS Holding Corp is an affiliate of a broker-dealer, please revise the prospectus to state that (a) MTS Holding Corp purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If MTS Holding Corp

cannot provide these representations, then the prospectus should state that MTS Holding Corp is an underwriter.  Notwithstanding any of the foregoing, you do not need to identify as underwriters broker-dealers and their affiliates who received their securities as compensation for underwriting activities.

Plan of Distribution, page 11

3.  Please revise the prospectus to disclose that the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with any sales covered by the registration statement.  You should modify this disclosure to the extent any of the selling stockholders are in fact underwriters.

Part II

Item 16.  Exhibits, page II-1

4.  Please tell us what consideration you have given to filing as an exhibit to the registration statement the Registration Rights Agreement identified on page i of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dieter King, Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:  Joshua Ford Bonnie, Esq. (Via Facsimile at 212-455-2502)